June 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4562

100 F Street, N.E.

Washington, DC 20549

Re:	Orchard Therapeutics plc

Acceleration Request for Registration Statement on Form F-1 (File No. 333-231916)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Orchard Therapeutics plc with respect to the effective time of the above-referenced Registration Statement so that it will become effective June 5, 2019, at 4:50 p.m. Eastern Time, or as soon thereafter as practicable, unless the Company or its outside counsel, Goodwin Procter LLP, orally request by telephone that such Registration Statement be declared effective at some other time.

Pursuant to Rule 460 under the Act, the Underwriters wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC COWEN AND COMPANY, LLC BARCLAYS CAPITAL INC.

on behalf of themselves and as representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger Jr.
Name:	Thomas V. Rueger Jr.
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Aaron Schwimmer
Name:	Aaron Schwimmer
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]